UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2) *

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

Haleon plc

(Name of Issuer)

Ordinary Shares, nominal value £0.01 per share

(Title of Class of Securities)

405552100*

(CUSIP Number)

Victoria A. Whyte

GSK plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*Represents the CUSIP of the Issuer’s American Depositary Shares (“ADSs”), each representing two ordinary shares, nominal value £0.01 per share.

CUSIP No. 405552100	13D	Page 2 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GSK plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 262,727,073
	8.	SHARED VOTING POWER 955,320,110 (1)
	9.	SOLE DISPOSITIVE POWER 262,727,073
	10.	SHARED DISPOSITIVE POWER 1,008,132,722 (1) (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,132,722 (1) (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

Footnotes:

(1) Includes (i) 262,727,073 ordinary shares, nominal value £0.01 per share (“Ordinary Shares”) of Haleon plc (the “Issuer” or “Haleon”), which are held by Glaxo Group Limited (“GGL”), an indirect wholly owned subsidiary of GSK plc (“GSK”), (ii) 437,718,800 Ordinary Shares held by GSK (No. 1) Scottish Limited Partnership (“SLP 1”), a Scottish limited partnership controlled by GSK, (iii) 164,375,414 Ordinary Shares held by GSK (No. 2) Scottish Limited Partnership (“SLP 2”), a Scottish limited partnership controlled by GSK, and (iv) 90,498,823 Ordinary Shares held by GSK (No. 3) Scottish Limited Partnership (“SLP 3”), a Scottish limited partnership controlled by GSK (SLP 1, SLP 2 and SLP 3 together, the “SLPs”).

(2) Includes 52,812,612 Ordinary Shares held by GSK’s consolidated Employee Share Ownership Plan (“ESOP”) trusts.

(3) Based on 9,234,573,831 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 2, 2023.

CUSIP No. 405552100	13D	Page 3 of 7

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Statement”) amends and supplements the statement on Schedule 13D originally filed on July 27, 2022, as amended on May 16, 2023 (the “Schedule 13D”) with respect to the Ordinary Shares of Haleon, a public limited company incorporated under the laws of England and Wales. The Issuer’s principal executive offices are located at Building 5, First Floor, The Heights, Weybridge, Surrey KT13 0NY, United Kingdom. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by replacing the eleventh paragraph (under the heading “Sale of Haleon Shares”) thereof with the following:

Share Purchase Deed

On September 11, 2023, the Issuer, GGL and the SLPs (GGL and the SLPs together, the “GSK Shareholders”) entered into a Share Purchase Deed (the “Share Purchase Deed”), pursuant to which the Issuer may on a consensual basis make off-market purchases of Ordinary Shares from the relevant GSK Shareholder(s) (or its or their respective nominee(s)) in conjunction with Share Offerings (as defined in the Share Purchase Deed) undertaken by the relevant GSK Shareholder(s) (or its or their respective nominee(s)). Pursuant to the Share Purchase Deed, an off-market purchase cannot result in more than 4.99% of the Issuer’s issued ordinary share capital as at the date of the relevant off-market purchase having been purchased from the GSK Shareholders (in aggregate) (or its or their respective nominee(s)) pursuant to the Share Purchase Deed within the previous 12 months. The price payable by the Issuer to the relevant GSK Shareholder(s) (or its or their respective nominee(s)) for each Ordinary Share in Sterling shall be equal to the Share Offering Price (as defined in the Share Purchase Deed) applicable to the relevant Share Offering in conjunction with which the proposed off-market purchase is agreed, provided that such price is within the Approved Price Range (as defined in the Share Purchase Deed).

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting the paragraph (a) in its entirety and replacing it with the following:

a.	GSK beneficially owns 1,008,132,722 Ordinary Shares, which represents 10.9% of 9,234,573,831 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on August 2, 2023.

Item 7. Material to Be Filed as Exhibits.

Descriptions of documents set forth on this Schedule are qualified in their entirety by reference to the exhibits listed in this Item 7.

CUSIP No. 405552100	13D	Page 4 of 7

Exhibit	Name
12	Share Purchase Deed dated September 11, 2023 between Haleon plc, Glaxo Group Limited, GSK (No.1) Scottish Limited Partnership, GSK (No.2) Scottish Limited Partnership and GSK (No.3) Scottish Limited Partnership.

CUSIP No. 405552100	13D	Page 5 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2023

GSK plc

By:	/s/ Victoria A. Whyte
Name: Victoria A. Whyte
Title: Authorized Signatory

CUSIP No. 405552100	13D	Page 6 of 7

Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors
Sir Jonathan Symonds CBE	980 Great West Road Brentford Middlesex TW8 9GS, England	Chair and Company Director	British
Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director and Chief Executive Officer	British
Julie Brown	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director and Chief Financial Officer	British
Elizabeth McKee Anderson	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Charles Bancroft	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Hal Barron	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Anne Beal	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Harry (Hal) Dietz	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US

Urs Rohner	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	Swiss
Dr. Vishal Sikka	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US

CUSIP No. 405552100	13D	Page 7 of 7

GSK Leadership Team
Name	Business Address	Principal Occupation or Employment	Citizenship

Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Executive Officer	British
Julie Brown	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Financial Officer	British
Diana Conrad	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief People Officer	Canadian
James Ford	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP and Group General Counsel, Legal and Compliance	British & US
Sally Jackson	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP, Global Communications and CEO Office	British
Luke Miels	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Commercial Officer	Australian

Shobana Ramakrishnan	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Digital & Technology Officer	US

David Redfern	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Corporate Development	British
Regis Simard	980 Great West Road Brentord Middlesex TW8 9GS, England	President, Global Supply Chain	French & British

Philip Thomson	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex TW8 9GS, England	CEO, ViiV Healthcare, and President Global Health	British
Tony Wood	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Scientific Officer	British